EXHIBIT 11

CURAGEN CORPORATION
COMPUTATION OF NET LOSS PER SHARE
ATTRIBUTABLE TO COMMON STOCKHOLDERS

	Year Ended December 31,

	1997	1998	1999

Net loss	($7,222,010)	($18,428,485)	($25,762,760)
Preferred dividends	(68,424)	(508,435)	-

Net loss attributable to common stockholders	($7,290,434)	($18,936,920)	($25,762,760)

Basic and diluted net loss per share attributable
to common stockholders	$(0.92)	$(1.55)	$(1.79)

Weighted average number of shares used in
computing basic and diluted net loss per share
attributable to common stockholders	7,888,383	12,201,006	14,400,992